UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of October 2010

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

JACADA REGAINS COMPLIANCE WITH NASDAQ'S MINIMUM BID PRICE REQUIREMENT

On October 12, 2010, the Company received a notice from Nasdaq confirming that the Company has regained compliance with the $1.00 minimum closing bid price requirement for continued listing.

Pursuant to Nasdaq's rules, the Company was required to evidence a closing bid price of at least $1.00 per share for 10 consecutive business days. The letter received from Nasdaq confirms that this requirement has been met and that Jacada is in compliance with the listing requirements of Rule 5450(a)(1).

As a result, Jacada's shares will continue to trade on the Nasdaq Global Market and are not at this time subject to delisting. On Friday October 15, 2010 the closing price of the Company's ordinary shares was $1.13 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	Robert C. Aldworth
		Title:	Chief Financial Officer

Dated:	October 18, 2010